Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 30, 2019

Relating to Preliminary Prospectus dated July 30, 2019

Registration No. 333-232573

This free writing prospectus relates to the initial public offering of common shares of Sundial Growers Inc. (the “Company”) and should be read together with the preliminary prospectus dated July 23, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form F-1 relating to this offering of common shares. On July 30, 2019, the Company filed Amendment No. 2 to the Registration Statement on Form F-1 relating to this offering of common shares (“Amendment No. 2”), which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1766600/000119312519206151/d720415df1a.htm

The following is a summary of certain newly added information set forth in Amendment No. 2, which supplements and updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

•

Under the sections titled “Prospectus Summary—Acquisition of Bridge Farm”, “Business—Acquisition of Bridge Farm” and “Business—Current and Planned Facilities—Bridge Farm Facilities”, the disclosure has been amended to reflect an update on the status of the Company’s application for a high-THC cannabis licence in the United Kingdom. Specifically, the Company has submitted an application to cultivate only small amounts of high-THC cannabis for research and development purposes as required under the applicable regulations. The Company believes it will receive this research and development licence in the fourth quarter of 2019. Following demonstration of its ability to satisfy regulatory requirements, including the disposal of any waste material containing THC extracted in processing, the Company will then be able to apply for a licence to cultivate high-THC cannabis in larger quantities in the United Kingdom with the goal of extracting CBD for use in its CBD products.

•

Under the section titled “Prospectus Summary—Recent Developments—Investment and Royalty Agreement”, the disclosure has been updated in response to comments from a regulator to include additional information regarding the basis for the board of director’s determination of the liquidation value of the royalty payments remaining payable to the Company’s Executive Chairman in connection with termination of the Investment and Royalty Agreement. In addition, the Company included disclosure regarding the assumptions used to calculate the value of the future royalty payments as at December 31, 2018 and March 31, 2019. In particular, the Company’s board of directors determined the net present value of the future royalty payments based on a discounted cash flow analysis taking into account the number of square feet at the Olds Facility that were subject to the royalty and utilizing assumptions regarding average plant yield per square foot, total cannabis production per year and average price per gram. Furthermore, the board of directors considered additional factors in reaching its valuation, including continuing improvements in the Company’s operations, a range of discount rates, and a number of additional intangible values that were expected to result from the termination of the Investment and Royalty Agreement. As noted in Amendment No. 2, the Company’s Executive Chairman did not participate in any of the deliberations of our board of directors regarding its value determination.

•

Under the section titled “Capitalization”, the Company amended footnote (4) to the capitalization table to state that subsequent to June 30, 2019, the Company borrowed an additional $1.1 million under the bank credit facilities extended to it under the Commitment Letter with ATB Financial. In addition, the Company amended footnote (5) to the capitalization table to note that the total debt outstanding on a pro forma as adjusted basis excludes an additional $6.6 million borrowed under the bank credit facilities extended under the Commitment Letter with ATB Financial subsequent to March 31, 2019 and that the total amount drawn under such facilities was $47.8 million as of the date of the prospectus.

•

In addition, in Amendment No. 2, the Company has amended the section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” to update the chart to correct an error in the calculation of kilograms harvested in the three months ended March 31, 2019 as well as additional disclosure regarding its key operating metrics, as follows:

Three Months Ended March 31, 2019
Kilograms equivalents sold	323
Kilograms harvested	1,896
Average gross selling price per gram(1)	$5.24
Average net selling price per gram(2)	$4.64
Average cost per gram sold	$2.41

(1)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under our supply agreements with the Canadian provincial regulating authorities.
(2)	Gross selling price net of excise tax.

Due to our increased production, on a preliminary basis, for the three months ended June 30, 2019, kilograms harvested increased to approximately 9,540. Our purpose-built indoor modular grow rooms enable us to optimize and customize environments for each one of our strains. Different strains may have different harvest cycles and different harvest yields. In addition, we have designed our modular cultivation rooms with the objective of improving our ability to learn and experiment and improving our cultivation process and end products. When introducing new strains, we may experience issues with our production, including longer harvest cycles and lower yields, as we learn more about the particular strains and their different growing environments. As a result of the foregoing, the number of harvests, kilograms harvested, and dry weight yields per harvest per square foot of growing space may fluctuate significantly from period to period.

Average gross selling price per gram varies depending on, among other things, the product format and the customer. For instance, sales of trim generally result in lower prices and reduced margins, compared to sales of other products, and sales to other licensed producers generally result in lower prices, and reduced margins, compared to sales to the provincial regulating authorities. For the three months ended June 30, 2019, most of our sales were to other licensed producers. Although currently most of our sales are to other licensed producers, we expect our sales to other licensed producers to decrease as a percentage of our total sales throughout the remainder of 2019 and constitute a minority of total sales in the future.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Copies of the U.S. Preliminary Prospectus may be obtained from the SEC’s website or from Cowen, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by email to PostSaleManualRequests@broadridge.com or by telephone at 833-297-2926. Copies of the Canadian amended and restated preliminary prospectus may be obtained from www.sedar.com or from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or RBC Capital Markets, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Simon Yeung, or via telephone: (416) 842-5349, or via email at simon.yeung@rbc.com.